UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


(Mark One)

     X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
----------- ACT OF 1934

For the fiscal year ended DECEMBER 31, 2002

                                       OR

            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ----------- EXCHANGE ACT OF 1934

For the transition period form __________ to __________


COMMISSION FILE NUMBER:  000-19370


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              CURATIVE HEALTH SERVICES, INC. EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         CURATIVE HEALTH SERVICES, INC.
                                150 Motor Parkway
                               Hauppauge, NY 11788

                                      INDEX


Items 1 through 3

  Not Applicable

Item 4

  Financial Statements and Supplemental Schedule for Curative Health Services, Inc. Employee Savings Plan

Signature

Exhibits

  23.1  Consent of Independent Auditors

  99.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

  99.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

              CURATIVE HEALTH SERVICES, INC. EMPLOYEE SAVINGS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                     YEARS ENDED DECEMBER 31, 2002 AND 2001

                       WITH REPORT OF INDEPENDENT AUDITORS

                         Curative Health Services, Inc.
                              Employee Savings Plan

                          Index to Financial Statements
                            and Supplemental Schedule


                     Years ended December 31, 2002 and 2001


                                    Contents

Report of Independent Auditors.............................................. 1

Financial Statements

Statements of Net Assets Available for Plan Benefits........................ 2
Statements of Changes in Net Assets Available for Plan Benefits............. 3
Notes to Financial Statements............................................... 4

Supplemental Schedule

Form 5500, Schedule H, Line 4i - Schedule of Assets Held
At End of Year as of December 31, 2002...................................... 9


All other schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended, and applicable regulations issued by the U.S. Department of Labor.

                         Report of Independent Auditors


To the Administrator of the
   Curative Health Services, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Curative Health Services, Inc. Employee Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                          /s/ Ernst & Young LLP

May 28, 2003

                         Curative Health Services, Inc.
                              Employee Savings Plan

              Statements of Net Assets Available for Plan Benefits


                                                            December 31
                                                       2002            2001
                                                   ------------    ------------
Assets
Investments, at fair value:
   Guaranteed Account                              $  1,474,482    $  1,528,351
   Money Market Account                                 774,443         798,659
   Bond and Mortgage Account                            955,504         767,261
   International Stock Account                          746,151         881,025
   Real Estate Account                                  477,415         455,293
   Bond Emphasis Balanced Account                       373,215         435,832
   Principal Financial Group, Inc. Stock Account        564,061         558,475
   Government Securities Account                        477,483         405,651
   Medium Company Value Account                       1,390,580       1,540,382
   Large Cap Stock Index Account                        949,931       1,553,014
   Large Company Blend Account                        1,312,230       2,021,109
   CHS Stock Account                                  2,673,661       2,007,809
   American Century Income & Growth Account              50,570               -
   Lifetime Strategic Income Account                     14,623               -
   Lifetime 2010 Account                                 45,613               -
   Lifetime 2020 Account                                  3,616               -
   Lifetime 2030 Account                                 15,565               -
   Lifetime 2040 Account                                 13,742               -
   Lifetime 2050 Account                                    489               -
   American Century Small Cap Account                    77,869               -
   American Century Ultra Account                        27,633               -
   Fidelity Advisor Mid Cap Account                      39,483               -
   Fidelity Advisor Small Cap Account                    10,377               -
   Medium Company Blend Account                          20,530               -
   Small Company Blend Account                           60,258               -
   Janus Advisor Capital Appreciation Account            39,339               -
                                                   ------------    ------------
Total investments                                    12,588,863      12,952,861

Participant loans                                       110,917          50,336

Participants' contributions receivable                        1          21,915
                                                   ------------    ------------
Net assets available for plan benefits             $ 12,699,781    $ 13,025,112
                                                   ============    ============


See accompanying notes.

                         Curative Health Services, Inc.
                              Employee Savings Plan

         Statements of Changes in Net Assets Available for Plan Benefits


                                                     Year ended December 31
                                                      2002            2001
                                                  ------------    ------------
Additions to net assets:
   Contributions:
     Employer                                     $      4,519    $    130,950
     Participants                                    1,595,222       1,283,497
                                                    ----------      ----------
   Total contributions                               1,599,741       1,414,447

   Investment (loss) income:
     Interest and dividends                            757,104       1,212,906
     Net realized and unrealized depreciation
       in fair value of pooled investments            (827,486)       (738,630)
                                                    ----------      ----------
    Total investment (loss) income                     (70,382)        474,276

   Transfer of assets into plan (Note 1)               262,596               -
   Other income (Note 3)                                   246         448,504
                                                    ----------      ----------
Total additions                                      1,792,201       2,337,227

Deductions from net assets:
   Benefits paid to participants                     2,112,032       2,561,297
   Administrative expenses                               5,500           4,679
   Other expenses                                            -              16
                                                    ----------      ----------
Total deductions                                     2,117,532       2,565,992
                                                    ----------      ----------

Net decrease                                          (325,331)       (228,765)
Net assets available for plan benefits
   at beginning of year                             13,025,112      13,253,877
                                                    ----------      ----------
Net assets available for plan benefits
   at end of year                                 $ 12,699,781    $ 13,025,112
                                                    ==========      ==========



See accompanying notes.

                         Curative Health Services, Inc.
                              Employee Savings Plan

                          Notes to Financial Statements

                                December 31, 2002


1. Description of the Plan

The following description of the Plan provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation

Each employee who is hired before June 1, 1998 became a participant on the enrollment date coincident with or next following the employee's first day of employment. For employees hired on or after June 1, 1998, the general rule is that the employee becomes a participant in the Plan on the enrollment date coincident with or next following the date the employee completes two months of continuous service.

Contributions

Employee contributions are from 401(k) salary deferrals, which are subject to the limits of the Plan. The employee 401(k) salary deferral shall be a percentage of not less than 1% and not greater than 15% of the annual eligible compensation. For the years ended December 31, 2002 and 2001, the participants' contributions amounted to approximately $1,595,000 and $1,283,000, respectively.

For the years ended December 31, 2002 and 2001, Curative Health Services, Inc.'s ("CHS" or the "Company") discretionary contributions amounted to approximately $5,000 and $131,000, respectively.

For the years ended December 31, 2002 and 2001, approximately $72,000 and $122,000, respectively, of nonvested account balances were forfeited. These forfeited amounts were used by the Company to offset Company contributions. At December 31, 2002, the Company has approximately $89,000 of forfeitures that will be utilized to offset future Company contributions.

                         Curative Health Services, Inc.
                              Employee Savings Plan

                    Notes to Financial Statements (continued)


1. Description of the Plan (continued)

Transfer of Assets

During the year ended December 31, 2002, approximately $263,000 of assets were transferred into the Plan. The transfer of these assets was related to the Company's acquisition of eBiocare.com, Inc. in 2001.

Administrative Expense

Certain expenses of administering the Plan are paid by the Company. Such expenses were approximately $25,000 for 2002 and $34,000 for 2001.

Participants' Accounts

Each participant's account is credited with the participant's contributions and an allocation of Plan earnings. The allocation of Plan earnings is based upon the balance the participant maintains in the selected account.

Vesting

Participants are immediately 100% vested in their own contributions and earnings thereon. Participants become 20% vested in benefits arising from Company contributions after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service and 100% vested after six years of service.

Payment of Benefits

The value of a participant's account is payable to the participant upon retirement or disability or to the participant's beneficiary if death occurs during employment. The value of a participant's contributions and earnings thereon plus all vested matching contributions and earnings thereon are payable upon termination. Payment may be made as installment payments, a lump sum or in the form of an annuity.

                         Curative Health Services, Inc.
                              Employee Savings Plan

                    Notes to Financial Statements (continued)


1. Description of the Plan (continued)

Loans

Effective November 1, 1994, the Plan adopted a provision whereby active participants can borrow from their Plan accounts once every 12 months at the prime lending rate plus 1% on the date of the loan (4.50% to 9.50% for loans outstanding as of December 31, 2002), provided participants have only one outstanding loan at a time and the participant's vested account balance in the Plan is at least $2,000. The borrowing limit is the lesser of 50% of the participant's vested account balance or $50,000 and must be repaid within five years.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants' accounts shall become fully vested and distributed in accordance with the provisions of the Plan.

2. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis. The Plan maintains its records of investments at fair value, which equals the quoted market price on the last business day of the Plan year. Securities that have no quoted market price are stated at fair value as determined by the custodian. The Guaranteed Account is invested in unallocated insurance contracts, which are valued at contract value as estimated by the Plan's custodian, which approximates fair value. The average yield was approximately 5% and 6.4% in 2002 and 2001, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                         Curative Health Services, Inc.
                              Employee Savings Plan

                    Notes to Financial Statements (continued)


2. Significant Accounting Policies (continued)

Reclassifications

Certain amounts in the 2001 financial statements have been reclassified to conform with the 2002 presentation.

3. Investments

The Plan's investments are held in custody by Principal Life Insurance Company except for the CHS stock account which is trusteed by Bankers Trust Company. The participants of the Plan may elect to have their accounts invested in any combination (in 5% increments) of the following investment alternatives:

Guaranteed Account                                 Lifetime Strategic Income Account
Money Market Account                               Lifetime 2010 Account
Bond and Mortgage Account                          Lifetime 2020 Account
International Stock Account                        Lifetime 2030 Account
Real Estate Account                                Lifetime 2040 Account
Bond Emphasis Balanced Account                     Lifetime 2050 Account
Principal Financial Group, Inc. Stock Account      American Century Small Cap Account
Government Securities Account                      American Century Ultra Account
Medium Company Value Account                       Fidelity Advisor Mid Cap Account
Large Cap Stock Index Account                      Fidelity Advisor Small Cap Account
Large Company Blend Account                        Medium Company Blend Account
CHS Stock Account                                  Small Company Blend Account
American Century Income & Growth Account           Janus Advisor Capital Appreciation Account

Investment earnings are automatically reinvested into the fund from which they were derived.

During 2001, Principal Financial Group, formerly a mutual holding company, became a publicly traded company and as such, compensated companies that gave up their voting rights. As a result, the Plan received approximately $444,000, which was distributed to the Plan participants on a pro-rata basis and was recorded in the Principal Financial Group, Inc. Stock Account.

                         Curative Health Services, Inc.
                              Employee Savings Plan

                    Notes to Financial Statements (continued)


4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 5, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                              Supplemental Schedule

                         Curative Health Services, Inc.
                              Employee Savings Plan

     Form 5500, Schedule H, Line 4i - Schedule of Assets Held at End of Year

                             As of December 31, 2002

Identity of Issue, Borrower, Lessor                                                     Current
         or Similar Party                Description of Investment                       Value
-------------------------------------------------------------------------------------------------
Principal Life Insurance Company*        Insurance Company General
                                            Guaranteed Interest                      $  1,474,482
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Money Market                                  774,443
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Bond and Mortgage                             955,504
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Government Securities                         477,483
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Bond Emphasis Balanced                        373,215
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Large Cap Stock Index                        949,9 31
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Medium Company Value                        1,390,580
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Real Estate                                   477,415
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Large Company Blend                         1,312,230
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Int'l Stock                                   746,151
Principal Life Insurance Company*        Pooled Separate Accounts
                                             Principal Financial Group Inc.
                                             Stock                                        564,061
Principal Life Insurance Company*        Pooled Separate Accounts
                                            American Century Inc & Growth                  50,570
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Lifetime Strategic Income                      14,623
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Lifetime 2010                                  45,613
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Lifetime 2020                                   3,616
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Lifetime 2030                                  15,565

                         Curative Health Services, Inc.
                              Employee Savings Plan

     Form 5500, Schedule H, Line 4i - Schedule of Assets Held at End of Year

                       As of December 31, 2002 (continued)


Identity of Issue, Borrower, Lessor                                                     Current
         or Similar Party                Description of Investment                       Value
---------------------------------------------- --------------------------------------------------
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Lifetime 2040                            $     13,742
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Lifetime 2050                                     489
Principal Life Insurance Company*        Pooled Separate Accounts
                                            American Century Sm Cap Value                  77,869
Principal Life Insurance Company*        Pooled Separate Accounts
                                            American Century Ultra                         27,633
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Fidelity Advisor Mid Cap                       39,483
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Fidelity Advisor Small Cap                     10,377
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Janus Advisor Cap Appreciation                 39,339
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Medium Company Blend                           20,530
Principal Life Insurance Company*        Pooled Separate Accounts
                                            Small Company Blend                            60,258
Curative Health Services, Inc.           Employer Security-Curative Common Stock
                                                                                        2,673,661
Plan Participants                        Participant Loans (range of interest rates
                                            4.50% to 9.50%)                               110,917
                                                                                       ----------
                                                                                     $ 12,699,780
                                                                                       ==========

* Party-in-interest transactions.

This schedule should be read in conjunction with the accompanying financial statements and notes thereto.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                           CURATIVE HEALTH SERVICES, INC. EMPLOYEE SAVINGS PLAN

Date: June 30, 2003

                                           by:  CURATIVE HEALTH SERVICES, INC.

                                           /s/ Thomas Axmacher
                                           ------------------------------
                                           Thomas Axmacher
                                           Plan Administrator

                                                                   EXHIBIT 23.1


                         Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-85188) pertaining to the Curative Health Services, Inc. Employee Savings Plan of our report dated May 28, 2003, with respect to the financial statements and schedule of the Curative Health Services, Inc. Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

                                           /s/ Ernst & Young LLP

Melville, New York
June 27, 2003

                                                                   EXHIBIT 99.1



                            CERTIFICATION PURSUANT TO
                             18 U.S.C. Section 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



In connection with the Annual Report of Curative Health Services, Inc. Employee Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joseph Feshbach, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

      1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

      2. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.


                                           /s/ Joseph Feshbach
                                           -------------------------
                                           Joseph Feshbach
                                           Chief Executive Officer
                                           June 30, 2003



A signed original of this written statement required by Section 906, or any other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                                                                   EXHIBIT 99.2



                            CERTIFICATION PURSUANT TO
                             18 U.S.C. Section 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



In connection with the Annual Report of Curative Health Services, Inc. Employee Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas Axmacher, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

      1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

      2. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.


                                           /s/ Thomas Axmacher
                                           -----------------------------
                                           Thomas Axmacher
                                           Chief Financial Officer
                                           June 30, 2003



A signed original of this written statement required by Section 906, or any other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.